Exhibit 99.6
KPMG LLP	Telephone (604) 691-3000
Chartered Accountants	Fax (604) 691-3031
PO Box 10426 777 Dunsmuir Street	Internet www.kpmg.ca
Vancouver BC V7Y 1K3
Canada

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Northgate Minerals Corporation

We consent to the use of:

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our auditors' report dated February 13, 2009 on the consolidated balance sheets of Northgate Minerals Corporation (the "Corporation") as at December 31, 2008 and 2007 and the consolidated statements of operations and comprehensive income, cash flows and shareholders' equity for the years then ended;

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our auditors' report dated February 13, 2009 on Supplementary Note "Reconciliation to United States Generally Accepted Accounting Principles" for the years ended December 31, 2008 and 2007;

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our Comments by Auditors for US Readers on Canada-US Reporting Differences dated February 13, 2009;

(collectively, the Financial Statement Reports") and

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our Report of Independent Registered Public Accounting Firm dated February 13, 2009 on the Company's internal control over financial reporting as of December 31, 2008;

each of which is incorporated by reference in this annual report on Form 40-F of the Corporation for the year ended December 31, 2008. Our Comments for US Readers refers to changes in accounting policies described in note 3 in the consolidated financial statements. Our report dated February 13, 2009, on the effectiveness of internal control over financial reporting as of December 31, 2008, contains an explanatory paragraph that states that management has excluded from its assessment of the effectiveness of the Company's internal controls over financial reporting as of December 31, 2008, Perseverance Corporation Limited's internal controls over financial reporting.

We also consent to the incorporation by reference of the Financial Statement Reports in the Registration Statement (No. 333-150994) on Amendment No. 1 to Form F-10 of the Corporation.

Chartered Accountants

Vancouver, Canada
March 30, 2009

KPMG LLP, a Canadian limited liability partnership is the Canadian member firm of KPMG International, a Swiss cooperative.